Contact

www.linkedin.com/in/jeremy-mccool-3b846033 (LinkedIn)
hevo.com (Company)

Top Skills

Strategy
Leadership
Strategic Planning

Publications

Energy Independence: The New American Freedom
Why We Need to Build the Ecosystem for Autonomous Vehicles

Patents

Systems and mobile application for electric wireless charging stations

Jeremy McCool

Founder and CEO @ HEVO | Wireless Charging
Brooklyn, New York, United States

Summary

With over 13 years as Founder and CEO of HEVO, the mission has focused on accelerating electric vehicle adoption through advanced wireless charging solutions. HEVO made history by becoming the first company to secure both UL and SAE certifications for wireless EV charging, driving innovation in clean energy technologies. Collaborations with major automakers have expanded the reach of sustainable energy initiatives, addressing critical challenges tied to fossil fuel reliance.

HEVO’s patented hardware and software systems embody a dedication to creating efficient, safe, and environmentally friendly charging networks. Drawing from military experience addressing public health issues caused by non-sustainable fuels, this leadership continues to shape HEVO’s mission. The team remains committed to deploying cutting-edge solutions that align global clean energy goals with real-world impact.

Experience

HEVO

Founder and CEO
November 2011 - Present (13 years 9 months)
Brooklyn, New York

HEVO Inc. (Hybrid & Electric Vehicle Optimization) is a veteran-founded small business headquartered in New York City. Guided by the vision of establishing the global standard for wireless EV charging, HEVO’s mission is to accelerate electric vehicle adoption through the deployment of a seamless, wireless charging network.

HEVO’s innovative solution addresses common challenges associated with traditional plug-in charging—such as driver forgetfulness, faulty cable connections, sidewalk clutter, and tangled loading zones. By offering a safe,

fast, and cost-effective wireless alternative, HEVO eliminates these barriers and enhances the EV ownership experience.

At the core of HEVO's technology is a proprietary wireless charging system, featuring an embeddable ground-mounted charging pad and a vehicle-mounted receiver. This system is integrated with a user-friendly mobile app and telematics platform, enabling drivers to simply park and power up—no cables required.

To learn more, visit hevo.com.

New York University
Adjunct Professor
October 2014 - June 2018 (3 years 9 months)
Brooklyn, New York

Entrepreneurship and venture creation are key agents of innovation within the cleantech sector. This discipline examines strategies and methods that are essential for creating and sustaining start-ups, early-stage companies, and small-business enterprises. Topics include strategic assessment and decision-making; financial, human, and technology resource management; and tools and tactics for marketing specifically geared toward entrepreneurs. The course of study also includes lessons on investments, venture capital, public and private grant-making opportunities, and other forms of start-up capital. The skills gained in this course are not only applicable for cleantech start-ups, but can also be leveraged for a variety careers.

US Army
Captain
January 2003 - February 2009 (6 years 2 months)
Savannah, Georgia Area

Education

Columbia University - School of International and Public Affairs
MPA, Urban Policy · (2009 - 2012)

University of Central Oklahoma
BA, Corporate Communications · (2001 - 2005)